Mail Stop 3030

November 25, 2008

Bernard J. Tanenbaum III
Chief Executive Officer
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re:** **Middle Kingdom Alliance Corp.**
> **Preliminary Proxy on Schedule 14A**
> **Filed November 3, 2008**
> **File No. 000-52358**

Dear Mr. Tanenbaum:

     We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Ralph V. De Martino, Esq.